UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2008

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

4 Hagoren Street
Industrial Park, Omer 84965, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

On August 20, 2008, Kardan Israel Ltd. (“Kardan”), an Israeli company and a beneficial owner of approximately 24.5% of the outstanding shares of RRsat Global Communications Network Ltd. (“RRsat”), filed with the Israel Securities Authority its quarterly report for the three months ended June 30, 2008. In accordance with the laws of the State of Israel, the quarterly report included unaudited interim consolidated financial statements of RRsat as of June 30, 2008 and for the three months ended June 30, 2008 and 2007. RRsat provided these unaudited interim consolidated financial statements to Kardan solely to enable it to comply with the laws of the State of Israel. A copy of the RRsat unaudited interim consolidated financial statements included in Kardan’s quarterly report is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibit

Exhibit 99.1.	Unaudited interim consolidated financial statements of the registrant as of June 30, 2008 and for the three months ended June 30, 2008 and 2007.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD. By: /s/ GIL EFRON —————————————— Gil Efron Chief Financial Officer and Secretary

Date: August 21, 2008

Exhibit Index

Exhibit 99.1.	Unaudited interim consolidated financial statements of the registrant as of June 30, 2008 and for the three months ended June 30, 2008 and 2007.